# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifeway Foods, Inc., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 11/18/2025
Amends the filing with accession number 0001683168-25-007688
Filed by CIK 0001227848
Persons authorized to receive notices and communications: Edward Smolyansky, 1219 N Wells St, Chicago, Illinois (IL), 60610, 847-967-1010

## Reporting persons
- Ludmila Smolyansky (CIK 0001227848): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 850,166; shared voting power 75,000; sole dispositive power 850,166; shared dispositive power 75,000; aggregate amount beneficially owned 925,166 (6.1% of the class)
- Edward Smolyansky (CIK 0001227847): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,484,975; shared voting power 575,000; sole dispositive power 2,484,975; shared dispositive power 575,000; aggregate amount beneficially owned 3,059,975 (20% of the class)
- The Edward Smolyansky Trust 2/2/16: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,233,333; shared voting power 0; sole dispositive power 1,233,333; shared dispositive power 0; aggregate amount beneficially owned 1,233,333 (8.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Lifeway Foods, Inc.
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053
Comment: This Amendment No. 26 (this "Amendment") further amends and supplements the Schedule 13D filed by Ludmila Smolyansky, Edward Smolyansky and The Edward Smolyansky Trust 2/2/16 (the "Edward Smolyansky Trust" and, together with Ludmila Smolyansky and Edward Smolyansky, the "Filing Persons"). This Amendment is being filed by the Filing Persons for the purpose of providing the additional information set forth below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

As previously disclosed, on October 17, 2025, Edward Smolyansky delivered a notice to Lifeway Foods, Inc. (the "issuer") of his intent to nominate George Sent for election to the issuer's board of directors at the issuer's 2025 annual meeting of shareholders (the "Annual Meeting"). On November 14, 2025, Mr. Smolyansky delivered a second notice to the issuer of his intent to also nominate himself for election to the issuer's board of directors at the Annual Meeting.

## Signatures
- Ludmila Smolyansky: /s/ Ludmila Smolyansky, Ludmila Smolyansky (11/18/2025)
- Edward Smolyansky: /s/ Edward Smolyansky, Edward Smolyansky (11/18/2025)
- The Edward Smolyansky Trust 2/2/16: /s/ Edward Smolyansky, Edward Smolyansky, Trustee (11/18/2025)